Exhibit 6.4

Distribution Agreement

This Agreement is made on the date of the last signature set out below.

1.	StorEn Technologies Inc., a company incorporated in Delaware, whose registered office is at 25 Health Sciences Drive, Stony Brook, NY-11790 (the Distributor); and

2.	Arco Fuel Cells Srl., a private limited company registered in Italy main place of business is at Via San Lorenzo 19, 40037 Sasso Marconi (BO) (the Supplier) (together the Parties).

Meanings

3.	These words and phrases have defined meanings:

Agreement	this document including any amendments;

Effective Date	the date of signature of this Agreement;

Confidential Information	all confidential information (however recorded or preserved) disclosed by either party to the other party concerning the disclosing party's (a) business, affairs, customers, clients, Suppliers, plans, intentions, or market opportunities; (b) operations, processes, product information, know-how, designs, trade secrets or software; and (c) information developed by it under this Agreement;

Intellectual Property	any patent, copyright, registered design, unregistered design right, trade mark or other industrial or intellectual property owned or used by the Supplier in or for the Products in the Territory and any applications for these;

Target	the minimum aggregate value of the purchases to be made by the Distributor from the Supplier as set out in Schedule 3 or as the parties agree in writing;

Products	the Products described in Schedule 1 and any other Products which the Supplier allows the Distributor to sell under this Agreement;

Quarter	each period of three months starting on the Effective Date and each consecutive period of three months ending on 31 March, 30 June, 30 September or 31 December for the period of this Agreement;

Supplier's Conditions	the Supplier's terms and conditions of sale set out in Schedule 4 as changed by the Supplier from time to time after written notice of the change to the Distributor;

Territory	the countries or areas allocated to the Distributor as specified in Schedule 2;

Working Day	any day other than a Saturday, Sunday or public holiday in England

Year	each period of 12 months from the Effective Date and each consecutive period of 12 months for the period of this Agreement.

4.	Unless the context requires a different interpretation:

a.	all singular words include plural ones and vice versa;

b.	all references to sub-paragraphs, paragraphs, schedules or appendices are to the ones in this Agreement;

c.	all references to a person includes firms, companies, government entities, trusts and partnerships;

d.	the term 'including' does not exclude anything not listed;

e.	all references to statutory provisions include any changes to those provisions;

f.	no headings or sub-headings form part of this Agreement.

g.	the term “Supplier” shall be deemed to apply to any subsidiary or associated company of the Supplier, or any entity directly or indirectly controlled by the Supplier.

Basis of appointment

5.	The Supplier appoints the Distributor as its exclusive distributor to resell the Products in the Territory on the terms of this Agreement and the Distributor accepts the appointment on these terms.

6.	Subject as provided below (the appointment of a successor distributor) the Supplier must not appoint another person as its distributor, agent or franchisee to sell the Products in the Territory or any products that are similar to, and competitive with, the Products.

7.	The Supplier cannot (as this is an exclusive distributor appointment) sell the Products, or any products that are similar to, and competitive with, the Products directly to customers in the Territory.

Life of Agreement

8.	This Agreement commences on the Effective Date and shall continue for a minimum term (Minimum Term) of three (3) years from the date of this agreement until the expiry of a notice to end it, served as permitted under this Agreement.

Distributor's obligations

9.	The Distributor must:

a.	act conscientiously and in good faith, and follow all the Supplier's reasonable instructions and not allow its own interests to conflict with its duties to the Supplier;

b.	use its best endeavours to promote and sell the Products throughout the Territory with all due care and diligence;

c.	buy the Products only for use or resale by it and negotiate and enter into contracts for the sale of the Products in its own name and for its own account at such prices and terms as it chooses;

d.	refer to itself "a distributor" of the Supplier in all dealings with the Products and in any associated promotional material, vehicles and premises;

e.	attend regular meetings with the Supplier to discuss the marketing and selling of the Products;

f.	comply with all laws and regulations applicable to the Products in the Territory, and advise the Supplier of them so far as is relevant;

g.	in the event a prospective customer, or enterprises related to the prospect, wishes to purchase directly from the Supplier Products for shipping to the Territory, the Supplier will agree with the Distributor a quotation for the Products that will reasonably compensate the Distributor for any and all assistance performed in connection with any sale, present or future, which results from such prospective client.

Supplier's obligations

10.	The Supplier must:

a.	provide the Distributor with Products that are up to date and conform with the most recent Product descriptions and quality specifications;

b.	take all commercially practicable and reasonable efforts to supply the Products to the Distributor in accordance with the Distributor’s and Customers’ requests;

c.	give the Distributor reasonable notice of any changes (which the Supplier can choose from time to time) in the Supplier's prices of the Products or the Supplier's intention to extend the range of or discontinue any Products; and

d.	inform the Distributor within a reasonable time of any problem in meeting the Distributor's orders.

Target

11.	The Distributor must use reasonable endeavours to continue to meet each Target.

12.	If the Distributor, through its own fault, does not reach the Target for any particular year, unless both parties agree otherwise, the Supplier may give to the Distributor not less than 3 months written notice of termination of the exclusivity set out in Clause 5 whereupon the Supplier shall be entitled to appoint an additional non-exclusive distributor, agent or franchisee to promote and sell the Products in the Territory.

13.	Any excess over the Target for any particular year may be used to offset the Target requirement for the following year.

Risk, default and retention of title

14.	Risk of loss or damage to the Products will pass to the Distributor at the time of delivery of the Products.

15.	Title to the Products will pass on Delivery if the Products are fully paid or guaranteed with Documentary Credit.

16.	If the Distributor becomes unable to pay its debts as they fall due or is otherwise the subject of any event of insolvency (such as the issuing of a winding up petition or the appointment of an administrator) or if the Distributor is overdue in any payment due, all sums will become immediately due and payable and the Supplier can choose, by immediate notice to the Distributor to suspend or cancel any forthcoming deliveries. This will not cancel the Distributor's obligation to pay the price for any Products delivered but not yet paid for.

Orders and Supplier's Conditions

17.	The Distributor must give written notice of its estimated orders. It must make each order in writing and, subject to its acceptance, the Supplier must tell the Distributor the estimated delivery date and must use reasonable efforts to meet this. The Supplier's Conditions apply to all of the Distributor's orders for and the Supplier's sales of the Products, but this Agreement prevails if there is any inconsistency between them and this Agreement.

Sales and marketing

18.	Unless the Supplier agrees otherwise, the Distributor can only make the representations, warranties or promises about the Products contained in the Supplier's literature or as allowed by the Supplier's Conditions.

19.	The Supplier must, at its own cost, provide the Distributor with information on advertising and promotion and any materials, information and support reasonably needed for the Distributor to carry out its duties under this Agreement. The Distributor must use for the Products only such advertising and sales matter approved by the Supplier and must display advertising materials and other signs provided by the Supplier.

20.	The Supplier is entitled to participate with the Distributor in fairs and exhibitions in the Territory.

Prices and payment

21.	The prices of the Products payable by the Distributor shall be agreed. Prices are exclusive of any applicable local Value Added Tax and other sales taxes and duties, for which the Distributor must be liable.

22.	The Products are sold on an "ex works" basis so prices are exclusive of delivery, and where delivery is provided by the Supplier, the Distributor must pay for all agreed transport costs, including transit insurance.

23.	Payment terms are to be agreed per order. The Supplier can issue an invoice upon notifying the Distributor that the Products are ready for collection.

Compliance with laws, regulations and insurance

24.	The Supplier warrants to the Distributor that the Products will comply with any regulations in force in the Territory at the date the Supplier makes them available for collection, except to the extent that the Distributor fails to comply with its above obligations to keep the Supplier informed of the regulations.

25.	The Supplier must maintain adequate product liability insurance for any Products which it supplies and must indemnify and hold harmless the Distributor against any costs, claims, expenses or losses reasonably incurred by the Distributor, arising out of claims made by customers or third parties in connection with defective Products sold by the Supplier to the Distributor.

26.	The Distributor must obtain all licences, registrations, permits or approvals necessary or advisable for the import, promotion, sale and supply of the Products in the Territory. The Supplier must provide the Distributor with reasonable assistance and support (including technical advice and information) to this end. This excludes

27.	The Distributor must, at its own expense, insure and keep insured to its full replacement value the Supplier's property which is at any time in the Distributor's possession, custody or control. The Distributor must maintain an adequate level of insurance in connection with its activities, including any insurances set out in Schedule 5.

28.	The Distributor must indemnify and hold harmless the Supplier against any costs, claims, expenses or losses incurred by the Supplier, as a result of the Distributor, its employees or representatives, breaching any law or other regulation in force during the period of this Agreement or acting in default of a term of this Agreement.

Intellectual property

29.	The Distributor acknowledges that the Intellectual Property in the Products and the Supplier's business and goodwill are the Supplier's property. The Distributor can only use the Intellectual Property for the purposes of, and during, this Agreement, and only as authorised by the Supplier.

30.	The Distributor must:

a.	not do, or fail to do, or authorise anyone else to do, anything which could invalidate the Intellectual Property;

b.	not use any trademarks, trade names or get-up which resemble those of the Supplier; nor alter remove, or otherwise tamper with any trademarks, trade names or get-up which would be likely to confuse or mislead the public;

c.	not replicate and/or reverse-engineer the Supplier’s Products, and use all or parts of Supplier’s Products and/or Intellectual Property, unless agreed in advance with the Supplier;

d.	notify the Supplier as soon as it becomes aware of any actual, threatened or suspected infringement in the Territory of the Intellectual Property; and

e.	at the request and expense of the Supplier, take all steps during this Agreement as the Supplier reasonably requires, to assist in maintaining and enforcing in the Territory the Intellectual Property. This may include bringing or defending any court or other legal proceedings concerning Intellectual Property matters.

Confidentiality

31.	Each party is bound by the provisions of the Mutual Non-Circumvention Non-Disclosure Agreement (“MNCNDA”) dated March 26th, 2020.

32.	Each party must at all times (a) keep confidential and not disclose to any person any Confidential Information and (b) only use such Confidential Information for the purposes of performing its obligations under this Agreement and as per the provisions of the MNCNDA.

Termination

33.	Either party can end this Agreement by at least 6 (six) months written notice to the other party to expire at any time after the end of the Minimum Term.

34.	Either party can end this Agreement by immediate written notice if the other party commits a material breach of this Agreement and fails to remedy it within 28 days after being given written notice giving full particulars of the breach and requiring it to be remedied.

35.	Either party can end this Agreement by immediate written notice to the other if:

a.	that other party commits a material breach of this Agreement which is not capable of remedy;

b.	that other party is dissolved, wound up or becomes unable to pay its debts as they fall due;

c.	a receiver is appointed, of any of the property or assets of that other party;

d.	that other party makes any voluntary arrangement with its creditors or becomes subject to an administration order;

e.	that other party has a bankruptcy order made against it or goes into liquidation;

f.	that other party, being an individual, dies or as a result of illness or incapacity becomes incapable of managing his or her own affairs; or

g.	that other party suspends or ceases, or threatens to suspend or cease, to carry on all or a substantial part of its business.

36.	The Distributor can end this Agreement if the Supplier stops producing or supplying all the Products.

Consequences of ending

37.	This Agreement's end will not affect either party's accrued rights at the end.

38.	Other than as set out in this Agreement, neither party will have any further obligation to the other under this Agreement after its end.

39.	On this Agreement's end, the Distributor must immediately stop:

a.	describing itself as a distributor of the Supplier; and

b.	using any trademarks, trade names and brand names of the Supplier (including on stationery, premises and vehicles).

40.	The Distributor must, at its own expense within 30 days, return to the Supplier all stocks of the Products (other than any for which it has paid, or accepted orders from customers, before this Agreement's end), samples and any advertising, promotional or sales material in its possession. The Distributor must destroy any of that material as directed by the Supplier.

Circumstances beyond the control of the parties

41.	Neither party will be liable for any failure or delay in performing an obligation (including a delivery delay or failure) resulting from any cause beyond its reasonable control, but it must as soon as reasonably practicable notify the other party accordingly. In that case, either party can then suspend or end its obligations under this Agreement.

Entire agreement

42.	This Agreement contains the whole agreement between the parties relating to its subject matter and supersedes all prior discussions, arrangements or agreements that might have taken place about this Agreement.

General

43.	No third party will have any right to enforce or rely on any provision of this Agreement.

44.	Unless otherwise agreed, no delay, act or omission by a party in exercising any right or remedy will be deemed a waiver of that, or any other, right or remedy.

45.	Provisions, which by their intent or terms are meant to survive the end of this Agreement, will do so.

46.	If any court or competent authority finds that any provision of this Agreement (or part of any provision) is invalid, illegal or unenforceable, that provision or part provision will, to the extent required, be deemed to be deleted, and the validity and enforceability of the other provisions of this Agreement will not be affected.

47.	Unless specifically provided by the parties, nothing in this Agreement will establish any partnership or joint venture between any of the parties, or mean that any party becomes the agent of another party, nor does this Agreement authorise any party to enter into any commitments for or on behalf of any other party.

48.	Any notice (other than in legal proceedings) to be delivered under this Agreement must be in writing and delivered by pre-paid first class post to or left by hand delivery at the registered address or place of business of the notified party, sent by fax to the other party's fax number or by email to the business email address of the other party.

Notices:

a.	sent by post will be deemed to have been received when posted with tracked mail from or to addresses outside the States, on the tenth Working Day after the date of posting;

b.	sent by fax will be deemed to have been received on the next Working Day after transmission;

c.	sent by email will be deemed to have been received on the next Working Day after transmission.

49.	The Supplier can assign, or deal in any other manner with any of its rights under this Agreement or sub-contract all or any of its obligations under it. The Distributor cannot assign or otherwise deal with any of its rights or obligations under this Agreement, or subcontract any of its obligations under it and cannot appoint any agents or sub-distributors, without prior written consent, with the following exception: the Distributor can, without prior written consent of the Supplier, assign its rights under this Agreement to, and deal with any of its obligations under this Agreement by, a subsidiary or associated company or any entity directly or indirectly controlled by the Distributor and/or its shareholders. The Distributor does, however, agree as a matter of record to inform the Supplier of any decision it makes in this regard.

Governing law and jurisdiction

50.	This Agreement will be governed by and interpreted according to the law of the State of New York. All disputes arising under this Agreement will be subject to the exclusive jurisdiction of the courts in the State of New York.

The parties have signed this Agreement on the day(s) and year set out below:

Signed:	/s/ Angelo D’Anzi
Angelo D’Anzi, for and on behalf of Arco Fuel Cells S.r.l.

Dated:	April 1st, 2020

Signed:	/s/ Carlo Brovero
Carlo Brovero, CEO, for and on behalf of StorEn Technologies Inc.

Dated:	April 1st, 2020

Schedule 1

The Products and Prices

All current and future products currently manufactured, marketed or available from the Supplier (“Supplier” as defined by clause 4f above), including any products that are similar to, and competitive with, the Products.

Fuel Cell Products:

1.	Fuel Cell Stacks

2.	Fuel Cell Systems

Lithium Battery Pack Products:

1.	Lithium Battery Packs

Prices to be agreed.

Schedule 2

Territory

The term "Territory" shall mean the geographic area defined. The Distributor shall not, without the express written authorization of the Supplier (i) reexport the Products from the Territory, or (ii) sell, service or promote the Products in a location outside of the Territory.

Territory initially allocated to the Distributor:

1.	United States of America

2.	Canada and

3.	Mexico.

Schedule 3

Targets

Year 1: to be agreed

Year 2: to be agreed

Year 3: to be agreed

Schedule 4

Supplier's Conditions

Delivery Schedule: within a maximum of 12 weeks after receipt of confirmed purchase order and initial advance payment, unless agreed otherwise on a case-by-case manner.